[ SEMTECH CORPORATION LOGO ]

Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

January 11, 2012

By EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Semtech Corporation

Form 10-K for the Fiscal Year Ended January 30, 2011 Filed March 31, 2011

Form 10-Q for the Quarter Ended October 30, 2011 Filed December 9, 2011

Form 8-K dated March 9, 2011 Filed on March 9, 2011

Form 8-K dated November 30, 2011 Filed on November 30, 2011

File	No. 001-06395

Dear Mr. Vaughn:

On behalf of Semtech Corporation, a Delaware corporation (the “Company”), I am writing to confirm that the Company is in receipt of the Staff’s comment letter dated December 28, 2011, and to advise you that, due to the nature and extent of the review necessary to provide thorough and thoughtful responses, the Company will be unable to respond to the Staff’s comment letter within ten business days. The Company intends to respond to the comment letter as soon as practicable, but in no event later than January 27, 2012.

We appreciate your comments and request that you contact the undersigned at 805-480-2191 if you have any questions or if we can be of any assistance.

Thank you.

Sincerely,

/s/ Emeka Chukwu
Emeka Chukwu
Chief Financial Officer